Oxford Glycosciences PLC
26 November 2002


             Worldwide licence agreement signed by OGS and Actelion Extension of European partnership to all territories (excluding Israel)


ALLSCHWIL/BASEL, SWITZERLAND and OXFORD, UK - 26 November 2002 - Actelion Ltd (SWX: ATLN) and Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) today announce that a licence agreement has been signed extending the parties' existing European marketing relationship and granting Actelion worldwide marketing rights to ZavescaTM (miglustat), with the exception of Israel. Zavesca is a small molecule developed by OGS for the treatment of patients with mild to moderate type 1 Gaucher disease for whom Enzyme Replacement Therapy (ERT) is unsuitable.

Under the terms of this agreement, which is for an initial five years, Actelion will be the marketing licence holder and will be responsible for all regulatory and marketing activities and for booking sales of Zavesca. OGS will be paid a share of the product's net revenues. The financial terms of the agreement are not disclosed.

David Ebsworth, Ph. D., Chief Executive Officer of OGS, commented: "With Actelion's experience in marketing on a global basis, with the product Tracleer TM, it was a logical decision to extend our relationship beyond Europe. This extension moves OGS another step closer to meeting its strategic objective of making its Inherited Storage Disorders business unit profitable by the end of 2005. It will also assist in reducing the Company's cash burn."

Jean-Paul Clozel, M.D., Chief Executive Officer of Actelion, commented: "The combination of OGS' specialism in metabolic diseases such as type 1 Gaucher and Actelion's strong regulatory, marketing and pharmacovigilance presence will ensure that Zavesca is made available to patients in Europe and, subject to regulatory approval, other parts of the world."

In the European Union, Zavesca has received marketing authorisation under exceptional circumstances (see today's separate release) and the drug is expected to be launched during spring 2003. A copy of the approved English label for Zavesca can be found at www.ogs.com.

Following recent discussions with the U.S. Food and Drug Administration (FDA), the companies intend to submit an amendment to the New Drug Application (NDA) for Zavesca next year. This follows the End-of-Review Conference on Zavesca with the FDA. In addition to the United States, Actelion intends to file for registration of Zavesca in Japan and will evaluate opportunities in other territories, as appropriate.

The two companies, through a joint steering committee, will evaluate further potential uses of the product in other diseases, such as type 3 Gaucher disease, Niemann-Pick type C and late onset Tay-Sachs disease.


About Gaucher disease

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher disease with Zavesca

Zavesca is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed 'substrate reduction'.

Zavesca regulatory background

EC approval of the centralised application for Zavesca results in a single marketing authorisation with unified labelling valid in all 15 European Union-Member States.

OGS submitted its marketing authorisation application to the EMEA in July 2001. Zavesca has been granted orphan medicinal product status in Europe and in the US, allowing for a ten-year marketing exclusivity period following approval in Europe and for a seven-year marketing exclusivity period following approval in the US. A copy of the approved English label for Zavesca can be found at www.ogs.com.
About OGS

OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology. In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycolipid storage disorders. Its first product, Zavesca, has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. (Full prescribing information is available at www.ogs.com.)
 Zavesca is also
undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.

About Actelion Ltd

Actelion Ltd is a biopharmaceutical company, with its corporate headquarter in Allschwil/Basel, Switzerland. Actelion's first drug Tracleer, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension. Actelion markets Tracleer through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union as well as Canada and Switzerland. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium - the single layer of cells separating every blood vessel from the blood stream. Actelion focuses on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the SWX Swiss Exchange (ticker symbol: ATLN).



For further information please contact:

Actelion Ltd, Gewerbestrasse 16,
CH-4123 Allschwil
Media/Investor Contact             Roland Haefeli           +41 61 487 34 58
http:// www.actelion.com
                                    +1 650 624-6936

Oxford GlycoSciences Plc
Chief Executive Officer            David Ebsworth, Ph.D.    +44 (0) 1235 208000
http://www.ogs.com

Financial Dynamics

UK Media and Investors             Melanie Toyne-Sewell     +44 (0) 20 7831 3113
                                   Francetta Carr

US Media and Investors             Leslie Wolf-Creutzfeldt  +1 212 850 5626
                                   Deborah Ardern Jones



This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN: miglustat) is based and uncertainties related to the regulatory process.